ABN AMRO BANK N.V.

                            Selling Agency Agreement


                                                          August __, 2001

Re:  Medium_Term Notes, Series A
     Due Nine Months or More From the Date of Issue
     Pursuant to Registration Number 333_49198

To the Agents listed on the
   signature pages hereof

Ladies and Gentlemen:

         Reference is hereby made to the Distribution Agreement (the "Distribution Agreement") dated as of November 27, 2000 between the Issuer and ABN AMRO Incorporated relating to the issue and sale from time to time by ABN AMRO Bank N.V. (the "Issuer") of up to $500,000,000 in aggregate principal amount of the above referenced securities (collectively, the "Securities" and each, a "Security").

         In connection with the offering of Securities from time to time by the Issuer (each, an "Offering"), the Issuer may, by prior written notice to any Agent listed on the signature pages hereof (collectively, the "Agents" and each, an "Agent") substantially in the form of the Selling Agency Invitation attached as Exhibit A hereto, invite such Agent to participate in an Offering upon the terms and conditions set forth in the Distribution Agreement. Upon receipt of a Selling Agency Invitation you shall become an Agent under the Distribution Agreement for purposes of the Offering of Securities referenced therein and the terms "you", "your" and "Agents" thereon shall include, as they relate to such Offering, each Agent so invited to participate in such Offering.

         Each communication from the Issuer to an Agent hereunder shall be sent to it at the address set forth below under such Agent's signature.

         This Agreement shall be construed in accordance with and governed by the laws of the State of New York, without giving effect to the conflict of laws provisions thereof.

         This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same letter.

                                                     Very truly yours,

                                                     ABN AMRO BANK N.V.


                                                     By: ______________________
                                                         Name:
                                                         Title:

                                                     By: ______________________
                                                         Name:
                                                         Title:


                                           Notices hereunder shall be sent to:

                                           _____________________________________

                                           _____________________________________

                                           Attention: __________________________

                                           Telefax: ____________________________


                                           ABN AMRO INCORPORATED

                                           By:__________________________________
                                              Name:
                                              Title:

Agreed and accepted as of the date hereof:

                                             ABN AMRO FINANCIAL SERVICES, INC.


                                             By:________________________________
                                                Name:
                                                Title:

                                             Notices hereunder shall be sent to:

                                             ___________________________________

                                             ___________________________________

                                             Attention:_________________________

                                             Telefax: __________________________

Agreed and accepted as of the date hereof:

                                             FIRST INSTITUTIONAL SECURITIES, LLC


                                             By:________________________________
                                                Name:
                                                Title:

                                             Notices hereunder shall be sent to:

                                             _________________________________

                                             _________________________________

                                             Attention:________________________

                                             Telefax: ________________________

Agreed and accepted as of the date hereof:

                                                 H&R BLOCK FINANCIAL ADVISORS


                                                 By:____________________________
                                                    Name:
                                                    Title:

                                             Notices hereunder shall be sent to:

                                            _________________________________

                                            _________________________________

                                            Attention:_______________________

                                            Telefax: ________________________

Agreed and accepted as of the date hereof:

                                                 LADENBURG THALMANN & CO., INC.


                                                 By:____________________________
                                                    Name:
                                                    Title:

                                             Notices hereunder shall be sent to:

                                             ___________________________________

                                             ___________________________________

                                             Attention:_________________________

                                             Telefax: __________________________

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                                                                      EXHIBIT A


                               ABN AMRO BANK N.V.

                           SELLING AGENCY INVITATION



Dear Sirs,                                                            Date: [  ]

Reference is made to the Selling Agency Agreement dated July [___], 2001 among ABN AMRO Bank N.V. (the "Issuer") and the Agents named therein (the "Selling Agency Agreement"). Terms not otherwise defined herein shall have their respective meanings in the Selling Agency Agreement.

You are hereby invited to participate in the Offering of the Securities described below for the purpose of soliciting and receiving offers to purchase the Securities from the Issuer by others.


The Securities

Issuer:  ABN AMRO Bank N.V.

Title:   [                               ]
Issue Size:
Coupon:
Denominations:
Issue Price:
Sales Commission:
Proposed Issue Date:
Maturity Date:
Indicative Timetable:

Launch Date:               [  ]
Closing Date:              [  ]
Start of Selling Period:   [  ]

The terms and conditions of the Securities are set out in the prospectus (the "Prospectus") issued in connection with the Offering of the Securities. The Issuer will supply you with a reasonable number of copies of the Prospectus upon request.

                                                           Very truly yours,


                                                           ABN AMRO BANK N.V.